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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 4)

                             REPUBLIC BANCORP, INC.
                                (Name of Issuer)

                       CLASS A COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   760281 204
                                 (CUSIP Number)


                                  December 31, 2004
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]      Rule 13d-1(b)
                  [ ]      Rule 13d-1(c)
                  [X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13G/A
                              CUSIP NO. 760281 204
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(1)      Names of Reporting Persons...........................Sheldon G. Gilman

         I.R.S. Identification Nos. of
         Above Persons (entities only)..........................

(2)      Check the Appropriate Box
         if a Member of a Group
         (See Instructions)................................(a) [ ]
                                                           (b) [ ]

(3)      SEC Use Only. . . . . . . . . . . . .

(4)      CITIZENSHIP OR PLACE OF ORGANIZATION..............................U.S.

Number of Shares Beneficially
Owned by Each Reporting Person
With:

         (5)      Sole Voting Power..............................10,500(1)
         (6)      Shared Voting Power.........................7,828,052(1)(2)(3)
         (7)      Sole Dispositive Power.........................10,500(1)
         (8)      Shared Dispositive Power.......................33,957(1)(2)

(9)      Aggregate Amount Beneficially
         Owned by Each Reporting Person.......................7,838,552(1)(2)(3)

(10)     Check if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares (See Instructions)..........................................[ ]

(11)     Percent of Class Represented
         by Amount in Row 9                                             46.0%(4)

(12)     Type of Reporting Person (See
         Instructions).......................................................IN
---------
         (1) Reflects a stock dividend declared on March 18, 2004, of .05 shares of Class A Common Stock per outstanding share of Class A Common Stock and .05 shares of Class B Common Stock per outstanding share of Class B Common Stock, paid to holders of record on March 30, 2004.
         (2) Includes 33,957 shares of Class A Common Stock of the Issuer held by Mrs. Nancy Gilman, the reporting person's wife.
         (3) Includes 6,198,792 shares of Class A Common Stock held of record by Teebank Family Limited Partnership ("Teebank"), 802,183 shares of Class B Common Stock held of record by Teebank, 647,938 shares of Class A Common Stock held of record by Jaytee Properties Limited Partnership ("Jaytee"), and 145,182 shares of Class B Common Stock held of record by Jaytee. The reporting person is a limited partner of Teebank and Jaytee as trustee for the grandchildren of Bernard M. Trager.

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                                  SCHEDULE 13G/A
                              CUSIP NO. 760281 204
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        (4)  Percentage was calculated based on  the number of shares of Class A
Common Stock outstanding as of December 31, 2004 (16,095,148) plus the number of shares of Class A Common Stock into which securities beneficially owned by the reporting person are currently convertible (947,365).

ITEM 1(a).  NAME OF ISSUER:

     Republic Bancorp, Inc.


ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     601 West Market Street
     Louisville, Kentucky  40202


ITEM 2(a).  NAME OF PERSON FILING:

     Sheldon G. Gilman


ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
RESIDENCE:

     Lynch, Cox, Gilman & Mahan, P.S.C.
     400 West Market Street
     Suite 2200
     Louisville, Kentucky  40202


ITEM 2(c).  CITIZENSHIP:

     U.S.


ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

     Class A Common Stock, no par value per share


ITEM 2(e).  CUSIP NUMBER:

     760281 204



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                                  SCHEDULE 13G/A
                              CUSIP NO. 760281 204
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ITEM 3. IF  THIS  STATEMENT  IS  FILED   PURSUANT  TO  SECTIONS  240.13d-1(b) OR
240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a)      [ ] Broker or Dealer  registered  under  section 15 of the Act
                      (15 U.S.C. 78o).

         (b)      [ ] Bank as defined  in Section  3(a)(6) of the Act (15 U.S.C.
                      78c).

         (c)      [ ] Insurance  Company as  defined in Section  3(a)(19) of the
                      Act (15 U.S.C. 78c).

         (d)      [ ] Investment  Company   registered  under  Section  8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)      [ ] An    investment   adviser  in  accordance   with  Section
                      240.13d-1(b)(1)(ii)(E).

         (f)      [ ] An employee  benefit plan or endowment  fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

         (g)      [ ] A parent  holding  company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

         (h)      [ ] A savings  association  as defined in Section  3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813).

         (i)      [ ] A church plan that is excluded  from the  definition of an investment company under Section 3(c)(14)of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

         (j)      [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Section 240.13d-1(c), check this box. [ ]


ITEM 4.  OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


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                                  SCHEDULE 13G/A
                              CUSIP NO. 760281 204
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         (a) Amount  Beneficially  Owned:  Sheldon G.  Gilman is the  beneficial owner of 7,828,052 shares of Class A Common Stock of Republic Bancorp, Inc.(1)(2)(3)

         (b) Percent of Class: Sheldon G. Gilman is the beneficial owner of 46.0% of the Class A Common Stock of Republic Bancorp, Inc.

         (c) Number of shares as to which the person has:

                  (i) Sole power to vote or to direct the vote

                      10,500(1)


                 (ii) Shared power to vote or to direct the vote

                      7,828,052(1)(2)(3)


                (iii) Sole power to dispose or to direct the disposition of

                      10,500(1)


                 (iv) Shared power to dispose or to direct the disposition of

                      33,957(1)(2)

Instruction.          For  computations  regarding securities which represent  a right  to  acquire  an  underlying  security  see  Section
                      240.13d-3(d)(1).

------------
         (1) Reflects a stock dividend declared on March 18, 2004, of .05 shares of Class A Common Stock per outstanding share of Class A Common Stock and .05 shares of Class B Common Stock per outstanding share of Class B Common Stock, paid to holders of record on March 30, 2004.
          (2) Includes 33,957 shares of Class A Common Stock of the Issuer held by Mrs. Nancy Gilman, the reporting person's wife.
          (3) Includes 6,198,792 shares of Class A Common Stock held of record by Teebank, 802,183 shares of Class B Common Stock held of record by Teebank, 647,938 shares of Class A Common Stock held of record by Jaytee, and 145,182 shares of Class B Common Stock held of record by Jaytee. The reporting person is a limited partner of Teebank and Jaytee as trustee for the grandchildren of Bernard M. Trager.


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                                  SCHEDULE 13G/A
                              CUSIP NO. 760281 204
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ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
         PERSON.

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         As co-general partners of Teebank and Jaytee, Bernard M. Trager and Steven E. Trager (each a beneficial owner of more than five percent of the class) may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's securities. Bernard M. Trager, Steven E. Trager and Scott Trager (each a beneficial owner of more than five percent of the class), among others, are limited partners of Teebank and Jaytee, and thereby possess the right to receive dividends from or the proceeds from the sale of pro rata interests in the Issuer's securities upon distribution of assets from Teebank and Jaytee. As the holder of 33,957 shares of Class A Common Stock, Mrs. Nancy Gilman may have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
         HOLDING COMPANY.

         If a parent holding company has filed this Schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.


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                                  SCHEDULE 13G/A
                              CUSIP NO. 760281 204
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                  Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
         GROUP.

         If   a   group   has   filed   this   Schedule   pursuant   to  Section
240.13d-1(b)(1)(ii)(J), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this Schedule pursuant to Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

         Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

         Not applicable.


ITEM 10. CERTIFICATION.

         Not applicable.

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                                  SCHEDULE 13G/A
                              CUSIP NO. 760281 204
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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



   2/11/2005                         /s/ SHELDON G. GILMAN
                                     Sheldon G. Gilman



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